FORM 12b-25

Notification of Late Filing Form 10-QSB for the Period Ended
June 30, 1998

PART I - REGISTRANT INFORMATION

Quadrax Corporation
618 Main Street
PO Box 1001
West Warwick, RI  02893-0901




PART II - RULES 12b-25(b) and (c)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject quarterly report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date.

(c) Not Applicable

Part III - NARRATIVE

Due to Quadrax Corporation filing a petition for relief under Chapter 11 of the Bankruptcy Code on February 27, 1998, and, subsequently curtailing operations and reducing staff, significant additional effort is required to restructure the financial statements to reflect the guidance of Statement of Position No. 90-7 of the Accounting Standards Division of the AICPA "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" and additional time is required to finalize preparation of the Form 10-QSB.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

James J. Palermo (401) 683-6600

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act 1940 during the preceding 12 months period that the registrant was required to file such reports been filed?
           ( ) Yes   (X) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report?

           (X) Yes   ( ) No

     The results will be significantly changed from the quarter ended June 30, 1997 due to the operation of Victor Electric Wire & Cable, Inc. in the intervening period and Quadrax Cororation filing for relief under Chapter 11 of the Bankruptcy Code and severely curtailing the operations of its plastics operations in the quarter ended
March 31, 1998. These matters are disclosed and discussed in the previously filed Annual Report on Form 10KSB.

Quadrax Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  August 12, 1998



By    /S/ James J. Palermo
          James J. Palermo
          Chief Executive Officer